

March 8, 2012

Via E-mail
Vladimir Lyashevskiy
Principal Executive Officer
Royal Bees Company, Inc.
123 W. Nye Lane, Ste. 129
Carson City, NV 89706

> **Re:** **Royal Bees Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-179461**

Dear Mr. Lyashevskiy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in some parts of your registration statement you state that the price of your shares will be fixed at $0.10 for the duration of the offering. In other sections, however, you state that the price will be "$0.10 per share until [your] shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Please revise your disclosure for consistency.

2. We note that your sole officer and director acquired the shares to be registered recently in 2010 for the same price for which the shares are initially being offered, and, the shares would represent approximately 46% of the company's outstanding shares of common stock. As a result, we note that the offering appears to be an indirect primary offering. Given the nature and size of the offering by the majority shareholder, please advise regarding your basis for determining that the offering is appropriately characterized as an

offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

3. Please provide support for the following statements or delete:

- all factual assertions included in the first paragraph in the Pollination section on page 14;
- "[t]he shortage of hives in California has become so severe that some beekeepers travel from as far as Florida and from abroad, especially Australia, to bring their bees to California for pollination season" on page 14;
- the "honey market is currently very strong, especially for locally-produced honey, specialty honey and certified Kosher or organic honey" and that "prices for local honey have nearly doubled in the past three years" on page 15;
- "[c]onsuming about 2 table spoons of local honey a day works exactly like an allergy shot" on page 20; and
- "[i]t is a great idea to consume raw, unprocessed, local honeys that is no farther than 100 mile radius from where you live and work, because it is the local vegetation that is releasing the irritants into the atmosphere that are causing the allergies" on page 20.

4. Please amend your filing to include updated financial statements that comply with the requirements of Rule 8-08 of Regulation S-X.

5. Please include a currently dated consent from the independent public accountant in the amendment to your registration statement.

Registration Statement Cover Page

6. Please remove the "small business issuer" designation on the cover of the registration statement.

7. While we note your disclosure on page 2, it appears that you are calculating the registration fee based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise your table accordingly.

8. It appears that the $0.10 per share price of the shares you are registering is the same price as the price some of your selling shareholders paid for their shares. As such, it appears that the $0.10 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired unless and until there is an active trading market. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Calculation of Registration Fee, page 2

9. You state in paragraph 2 that the selling shareholders may sell shares of their common stock at a fixed price of $0.10 per share for the duration of the offering. However, you state in paragraph 4 that the disposition of shares by selling shareholders must be at a fixed price of $.001 for the duration of the offering. Please reconcile your disclosure, as appropriate.

Item 3. Prospectus Summary, page 5

10. Please disclose (i) the aggregate market price of your common stock based on the proposed offering price of $0.10 per share and (ii) the balance of your total stockholders' equity as of the most recent balance sheet date.

11. In one of your introductory paragraphs, please disclose your losses for the most recent period and your cumulative losses from inception. In addition, revise to disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate. Also, disclose your limited operations, your limited revenues to date and the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

12. In your summary description regarding your business, please revise to disclose that you have approximately 150 hives and that you mainly rent your hives to local farmers for pollination.

13. Please also briefly disclose the honey products that you currently produce and sell. Also revise the Honey Products section on page 15 accordingly.

Risk Factors, page 7

14. Please add a risk factor to discuss your limited operating history.

15. Please add a risk factor to discuss Mr. Lyashevskiy's potential conflict of interests as your sole officer and director and significant shareholder.

16. Please include a separate risk factor to estimate costs of being a public company and describe the experience of your officer and director, if any, in running a public company.

We Are Dependent On The Services, page 8

17. Please revise here and in your Liquidity and Capital Resources section on page 22 to estimate additional financing you may require and disclose whether you have taken any steps to seek additional financing.

Item 7. Selling Security Holders, page 11

18. We note the disclosure that the prospectus will "also" be used for the offering of your common stock shares owned by selling security holders. Please revise the first sentence to remove the implication that you have another offering that is in addition to the offering by the selling security holders.

19. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

20. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered by Chase Family Trust and World Ventures, LLC.

Item 8. Plan of Distribution, page 12

Resale Offering, page 12

21. We note your disclosure in this section that selling security holders "may be deemed to be 'underwriters.'" Please revise to state as you do in the paragraph following the footnotes to the Selling Security Holders table on page 11 that "each of the selling shareholders is an 'underwriter' within the meaning of the Securities Act."

Item 11. Information with Respect to the Registrant, page 14

Description of Business, page 14

22. Revise the fourth paragraph to disclose your net losses and quantify your revenues for the most recent period and cumulative revenues to date.

23. We note your disclosure that "50% of our revenues will be derived from sales of honey and honey bee products and the balance of [your] revenue through leasing [your] beehives for pollination." Please also disclose what percentage of your past revenues was derived from selling honey and leasing of your beehives.

24. Please describe the distribution channels for your honey products.

Pollination, page 14

25. We note that you charge $120 per hive for bee pollination services. Please revise to clarify if this is a monthly charge, describe the length of the pollination services and disclose the number of months in a year you can rent out your hives for pollination.

26. Please revise to remove the word "enormous" to describe the demand for crop pollination services.

Honey Products, page 15

27. Please substantiate the statement that the unique flavor of honey makes people choose it over sugar and other kinds of sweeteners and revise to state as a belief of management. Alternatively, please remove the statement.

Status of Any Publicly Announced New Product or Service, page 16

28. We refer to your statement that you plan to utilize the Internet "as a mainstay of [your] future advertising and support for [your] sales representatives" and that you plan to research "how to expand sales force." Please revise to disclose whether you have any sales representatives at this time. If you do not have any sales representatives now, please delete disclosure that suggests otherwise.

Our Employees, page 17

29. We note that you currently have one employee. Please explain to us how you are able to maintain the 150 hives, engage in swarm removal and produce your honey products with one employee.

Description of Property, page 17

30. We note that you operate from the residence of your president. Please disclose whether you pay rent for the operations at your current location. Also advise as to whether you lease property at the bee yards.

Market Price of and Dividends of the Company's Common Equity, page 17

31. Please refer to the second paragraph in this section. It is unclear to us how conditions and trends in commercial real estate markets, change in the market valuations of commercial real estate, and the market for commercial real estate development may materially adversely affect the market price of your common stock. Please advise or revise.

Our Business Overview, page 19

32. We note that you reference short-term loans from a shareholder. Please revise to disclose the name of the shareholder and advise whether you signed a written contract with your shareholder to provide for your financing. If so, please file it as an exhibit to your registration statement or advise. In addition, revise to include the terms of the loans and outstanding amounts.

How long can we satisfy our cash requirements, page 19

33. Please revise this subsection to explain how long you can satisfy your cash requirements given your present capital and burn rate.

34. Please revise here and throughout the prospectus your disclosure relating to your "officers and directors," as it appears that you only have one officer and director.

Marketing Plan, page 20

35. Please revise your disclosure in the first paragraph of this section to disclose your prices for honey and prices of your competitors. In addition, we note your intent to add "new products such as lip balms, honey based lotions and other cosmetics products." Please revise to disclose what products you currently offer and describe your future plans in the Plan of Operation section.

Critical Accounting Policies and Estimates, page 20

36. Please explain what you mean by your statement that the "SEC has issued cautionary advice to elicit more precise disclosure about accounting policies management believes are most critical in portraying [your] financial results and in requiring management's most difficult subjective or complex judgments."

Going Concern, page 21

37. Please revise here to disclose the "third party" that funded your operations through loans in the amount of $60,000. In addition, based on your disclosure on page F-10, it appears that this note was due and payable on December 31, 2011. Please revise here and elsewhere to disclose whether the note has been paid off or the term of the note has been extended.

Results of Operations, page 21

38. Please disclose the nature of the consulting fees. Also clarify, if true, that your chief executive officer was the recipient of the consulting fees you disclosed in this section.

39. We note your disclosure that at September 30, 2011 you had "$1,760 in inventory and $4,309 in inventory." Please revise to disclose the inventory at this specific date.

Liquidity and Capital Resources, page 22

40. We note that you cannot provide assurances that you will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to you. Please disclose whether your cash position is sufficient to satisfy your cash requirements

for the next 12 months. Please revise to disclose the impact on the company if additional funding cannot be obtained.

41. We note the disclosure that "the credit of the officers and directors for guaranteeing any loan necessary is extremely strong." Marketing language that cannot be substantiated should be removed. Please revise.

Plan of Operation, page 22

42. Please revise significantly to include a plan of operations for the next twelve months and then to the point of generating revenues. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

43. Please revise to disclose whether you currently have any secured creditors. We note your disclosure in the last paragraph on page 22 that you would use proceeds from a private placement or debt financing "to pay secured creditors if any there may be."

44. We note your discussion of your intended use of proceeds in the first paragraph on page 23. Please clarify whether this disclosure relates to your intended use of proceeds from a private placement or debt financing as you will not receive any proceeds from this offering. If not, please delete this discussion. In addition, please revise to clarify what "complimentary business assets or technologies" you intend to purchase.

Directors and Executive Officers, page 23

45. Please discuss specific experience, qualifications, attributes or skills of your director that led to your conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 25

46. Please revise to remove the knowledge qualification from the disclosure required by Item 404 of Regulation S-K.

Financial Statements for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

47. Please refer to the second paragraph of the audit report provided by the independent registered public accounting firm (the "independent accountant"). We note that the disclosure in this paragraph suggests that the independent accountant's audit procedures

may have been limited to examining evidence supporting the amounts and disclosures presented in the "schedule of accounts receivable." In this regard, please amend your filing to include an audit report in which the independent accounting firm acknowledges its responsibility to examine, on a test basis, evidence supporting the amounts and disclosures in the <u>financial statements</u>. Refer to Rule 2-02(b)(2) of Regulation S-X for further guidance. If the audit of your financial statements has been limited to any degree and/or for any reason, your response should include an explanation from the independent accountant which addresses such limitation and the reason therefor.

<u>Balance Sheet, page F-3</u>

48. We note that the December 31, 2010 balance sheet provided as part of your annual financial statements (i.e., on page F-3 of your Form S-1) and the December 31, 2010 balance sheet provided as part of your interim financial statements (i.e., on page F-12 of your Form S-1) report differing asset and retained earning balances. In this regard, we note that the amounts reported in the footnotes to your annual financial statements appear to agree with the balance sheet provided as part of your interim financial statements. Please revise the balance sheets included in your registration statement, as appropriate. In addition, revise your other financial statements and related disclosures, as necessary, so that consistent financial information is presented throughout your entire filing.

<u>Statement of Operations, page F-4</u>

49. Please consider whether costs recognized in connection with depreciation of your hives should be reported as costs of goods sold and advise. If you conclude that these costs should be excluded from costs of goods sold, please (i) provide a detailed explanation of how you reached such conclusion and (ii) consider whether the disclosure requirements outlined in SAB Topic 11B are applicable to you.

<u>Statement of Cash Flows, page F-6</u>

50. We note that your statements of cash flows for the periods ended December 31, 2010 and September 30, 2011 present cash outflows for investing activities as if they were cash inflows. Please revise your disclosure by adding parenthesis, where appropriate.

<u>Financial Statements for the Interim Period Ended September 30, 2011</u>

<u>Balance Sheet, page F-12</u>

51. We note that the amounts reported as "Capital Stock" and "Paid-In Capital" appear to be transposed. Please revise your balance sheet, as appropriate.

Statement of Cash Flows, page F-15

52. Please explain to us why an increase in outstanding loans of $10,000 was reported as a cash inflow from operating activities, rather than a cash inflow from financing activities. Alternatively, please reclassify this amount to the "Financing Activities" section of your statement of cash flows.

53. Per your statement of cash flows for the nine-month period ended September 30, 2011, the increase in you inventory balance resulted in the recognition of a cash inflow. Given that cash would generally be expended for the purchase of inventory, please advise.

Part II

Exhibits, page II-2

54. It appears that Exhibit 23.1 is included in Exhibit 5.1. Your exhibit index states that Exhibit 5.1 is included in Exhibit 23.1. Please revise or advise. We also note that you filed your auditor's consent as Exhibit 23.1, not Exhibit 23.2. Please revise.

Signatures, page II-4

55. Please revise the language in the first and second paragraphs of your signatures section to comply with Form S-1 requirements.

56. Your Form S-1 must be signed by your principal executive officer, principal financial officer, and controller or principal accounting officer in their individual capacities. These signatures should appear after the second paragraph in your signatures section. Please revise.

Exhibit 5.1

57. Please revise to add a statement in which counsel opines that the securities are "duly authorized."

58. Please revise the first sentence of the third full paragraph of the opinion to delete subsection (ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Cletha A. Walstrand, Esq.